UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13961 S. Minuteman Drive, Suite 300A
(No. and Street)

Draper	UT	84020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Kimball (801) 984-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Suite 600	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KCG Securities, LLC

Form X-17A-5 with Report of
Independent Registered Public Accounting Firm
For the Year Ended December 31, 2017

CRD# 151300

KCG Securities, LLC

Table of Contents

SUPPLEMENTAL INFORMATION



Haynie & Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
KCG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KCG Securities, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of KCG Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KCG Securities, LLC's management. Our responsibility is to express an opinion on KCG Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KCG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of KCG Securities, LLC's financial statements. The supplemental information is the responsibility of KCG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated

PrimeGlobal
An Association of Independent Accounting Firms

1785 West Printers Row
Salt Lake City, Utah 84119
(801) 972-4800

5974 South Fashion Pointe Dr., Suite 120
South Ogden, Utah 84403
(801) 479-4800

1221 West Mineral Avenue, Suite 202
Littleton, Colorado 80120-4544
(303) 734-4800

873 North Cleveland Avenue
Loveland, Colorado 80537
(303) 577-4800

2702 N Loop 1604 East, Suite 202
San Antonio, Texas 78232
(210) 979-0055

whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
We have served as KCG Securities, LLC's auditor since 2015.
Salt Lake City, Utah
March 1, 2018

OATH OR AFFIRMATION

I, ___Stanley Kimball___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___KCG Securities, LLC___ , as of ___December 31___ , 20 ___17___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BRETT JOHNSON
Notary Public - State of Utah
Commission Number: 674825
My Commission Expires Oct. 16, 2018

Notary Public

_____
Signature

CFO/FinOp
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KCG Securities, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	61,812
Commissions receivable		12,418
Note Receivable		228,240
Deposit with clearing broker		9,997
Prepaid Insurance		6,886
Current Assets		319,353
Equipment, net of accumulated depreciation of $0.00		-
Total Assets	$	319,353

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions Payable	$	22,793
Accrued expenses		100
Current Liabilities		22,893
Total Liabilities		22,893
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		-
MEMBERS' EQUITY		296,460
Total Liabilities and Members' Equity	$	319,353

The accompanying notes are an integral part of these Financial Statements.

- 4 -

KCG Securities, LLC
Statement of Income
For the Year Ended December 31, 2017

REVENUE:	
Commission income	292,890
Total Revenue	$ 292,890
EXPENSES:	
Commission expense	99,679
Payroll expenses	83,493
General and administrative	39,532
Regulatory, compliance and registration fees	11,200
Clearing charges	14,606
Professional fees	19,660
Occupancy costs (Note 3)	11,868
Total Expenses	280,038
OTHER INCOME:	
Gain on Sale of Intangible Assets	228,240
Interest Income	4
Total Other Income	228,244
NET INCOME	$ 241,096

KCG Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

BALANCE, December 31, 2016	$ 75,364
Net income	241,096
Capital Distributions	(20,000)
BALANCE, December 31, 2017	$ 296,460

The accompanying notes are an integral part of these Financial Statements.

KCG Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 241,096
Adjustments to reconcile net income to net cash Provided by operating activities:	
Depreciation	-
Changes in Operating Assets and Liabilities:	
Decrease in clearing deposit	3
Decrease in prepaid insurance	679
Increase in commissions receivable	(388)
Increase in notes receivable	(228,240)
Increase in commissions payable	18,337
Decrease in accrued expenses	-
Net cash provided by operating activities	31,487
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions	(20,000)
Net cash used by financing activities	(20,000)
NET INCREASE IN CASH	11,487
CASH, at beginning of year	50,325
CASH, at end of year	$ 61,812
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for Taxes	$ -
Cash paid for Interest	$ -

The accompanying notes are an integral part of these Financial Statements.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Knox Capital Securities, LLC was formed as a limited liability company on May 15, 2009 and commenced operations on June 5, 2009. Effective July 9, 2009, Knox Capital Securities, LLC changed its name to KCG Securities, LLC (the "Company"). The Company became licensed as a securities broker-dealer with the Securities and Exchange Commission on April 20, 2010 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company deals primarily in the sale of annuities and life insurance products. Effective December 1, 2017 the Company sold all of its assets to The CapFinancial Group, LLC ("CAPTRUST"). The does not have any tangible assets, so the assets sold include client accounts, and are categorized as Goodwill in the selling agreement. As of the date of this audit the Company is in the middle of transitioning all accounts and assets to CAPTRUST. Once all of the assets have been transferred to CAPTRUST, the Company plans to be sold on the open market. Until that time, all income and expenses will be forwarded to CAPTRUST.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

The Company records securities transactions and related revenue and expenses on a trade date basis.

Equipment

Equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, currently five years. Repairs and maintenance costs are expensed as incurred, and expenditures for major additions and improvements are capitalized. Depreciation expense was $0.00 during 2017.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions Receivable

The Company records commissions when earned. Commissions receivable are periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible. As of December 31, 2017, the Company determined that all commissions were collectible.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the federal and state tax codes. All income and loss is passed through to the respective members' tax returns and taxes are paid at each members' respective tax rates. Accordingly, no provision for income taxes has been provided in the accompanying financial statements. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states.

As of December 31, 2017, the Company has no liabilities for unrecognized tax benefits. The Company's policy is to recognize potential interest and penalties accrued related to unrecognized tax benefits within general and administrative expenses. For the year ended December 31, 2017, the Company did not recognize any interest or penalties in its statement of operations, nor did it have any interest or penalties accrued in its balance sheet at December 31, 2017 relating to unrecognized tax benefits.

The calendar tax years 2017, 2016, 2015 and 2014 remain open to examination for federal income tax purposes and by other major taxing jurisdictions to which the Company is subject.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. The Company has a minimum net capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $289,364, which was $284,364 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) as of December 31, 2017 was 0.08 to 1.

NOTE 3- RELATED PARTY TRANSACTIONS AND COMMITMENTS

During most of 2017, the Company had a sublease and expense sharing arrangement with Crimson Holdings, LLC ("Crimson"), an entity related through common ownership. Under this arrangement, the Company had agreed to pay Crimson a monthly amount to sublease office space and to cover certain office supplies, copying costs and phone bills. The Company paid a net amount of $23,780 during the year ended December 31, 2017 to Crimson for these services. Due to the significantly reduced workload the Company was able to negotiate a lower fee for rental and office expense starting in 2017.

As the Company has sold all assets to CAPTRUST, there will be no future rental commitments going forward, and the expense sharing agreement has been terminated.

Total rental expense of $11,868 was charged to operations during the year ended December 31, 2017.

The Company also had a payroll expense sharing arrangement with Knox Capital Group, Inc., an entity related through common ownership. Under this arrangement, Knox Capital Group, Inc. (the "payroll company") paid for all salaries on behalf of the Company. The Company then paid the payroll company for their share of salaries. The Company paid $83,493 in office salaries to the payroll company during the year ended December 31, 2017. Due to the significantly reduced workload, the Company was able to negotiate a lower fee for payroll expense starting in 2017.

As the Company has sold all assets to CAPTRUST, there will be no future payroll expense going forward, and the payroll expense sharing agreement has been terminated.

NOTE 4- FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balances in different financial institutions, which at times may exceed federally insured limits. As of December 31, 2017, the Company held no cash in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's financial instruments, including cash and cash equivalents, due from broker, deposit with clearing broker, commissions receivable, commissions payable and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5- SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through March 1, 2018, the date the financial statements were issued. The evaluation did not result in any subsequent events that require disclosures and/or adjustments.

KCG Securities, LLC
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2017

KCG Securities, LLC
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2017

CREDIT:

Members' equity	$ 296,460

DEBIT:

Nonallowable assets:	
Prepaid insurance	6,886
Equipment, net	-
Total debits	6,886
Net capital before haircuts on money market funds	289,574
Haircuts on money market funds	(210)
NET CAPITAL	289,364
Minimum requirements of 6-2/3% of aggregate indebtedness of $4,556 or $5,000, whichever is greater	(5,000)
Excess net capital	$ 284,364
[Net Capital less 120 % of minimum required]	$ 283,364

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2017.

See Auditor's Report on Supplementary Information

Schedule II

KCG Securities, LLC
Computation of Aggregate Indebtedness
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2017

AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 22,793
Accrued expenses	100
TOTAL AGGREGATE INDEBTEDNESS	$ 22,893
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.08 to 1

See Auditor's Report on Supplementary Information

KCG Securities, LLC
Exemptive Provision Under Rule 15c3-3
For the Year Ended December 31, 2017

If an Exemption from rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

A. $2,500 Capital Category, As per rule 15c3-1   _____

B. Special Account for the exclusive benefit of Customer's maintained   _____

C. All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of Clearing Firm ___Pershing, LLC___   ___X___

D. Exempted by order of the Commission   _____



Haynie & Company

Certified Public Accountants   (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800   Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
KCG Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KCG Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which KCG Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) KCG Securities, LLC stated that KCG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KCG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KCG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 1, 2018

PrimeGlobal

An Association of
Independent Accounting Firms

1785 West Printers Row
Salt Lake City, Utah 84119
(801) 972-4800

5974 South Fashion Pointe Dr., Suite 120
South Ogden, Utah 84403
(801) 479-4800

1221 West Mineral Avenue, Suite 202
Littleton, Colorado 80120-4544
(303) 734-4800

873 North Cleveland Avenue
Loveland, Colorado 80537
(303) 577-4800

2702 N Loop 1604 East, Suite 202
San Antonio, Texas 78232
(210) 979-0055



Exemption Report

KCG Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provision of 17 C.F.R 240-15c3-3(k): (2) (ii),
2) The Company met the identified exemption provision in 17 C.F.R 240.15c3-3(k) throughout the most recent fiscal year without exemption.

I, Stanley Kimball swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Stanley Kimball
Chief Financial Officer
KCG Securities, LLC
February 14, 2018

13961 S. Minuteman Drive, Suite 300A Salt Lake City, UT 84020 Tel: 801.984.8000 Fax: 801.984.8008